UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Biostar Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

090678301
(CUSIP Number)

Waiping Liu
Flat G, 14/F
Begonia Mansion
8 Tai Koo Wan Road
+852-9160-2311
(Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications)

June 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090678301
1	Name of Reporting Person. Waiping Liu
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 426,999
	8	Shared Voting Power 0
	9	Sole Dispositive Power 426,999
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 426,999
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%(1)
14	Type of Reporting Person IN

1. Based on 2,637,188 shares of common stock, par value $0.001, outstanding as of November 20, 2017, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2017.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Biostar Pharmaceuticals, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: No. 588 Shiji Avenue, Xiangyang City, Shaanxi Province, People’s Republic of China 712046.

Item 2.  Identity and Background

This Schedule 13D is being filed by and for Waiping Liu (the “Reporting Person”). Certain information with respect to the Reporting Person is set forth below:

(a) The Reporting Person’s name is Waiping Liu, also known as Huiping Liu under Chinese pronunciation.

(b) The Reporting Person’s personal address is: Flat G, 14/F, Begonia Mansion, 8 Tai Koo Wan Road, Tai Koo Shing, Hong Kong.

(c) The Reporting Person’s principal occupation is general manager of Shaanxi Weinan Huaren Pharmaceutical Co., Ltd., located in Shaanxi, China.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) The Reporting Person is a citizen of the Hong Kong SAR.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person is currently a member of the Board of Directors of the Issuer. The Reporting Person plans to nominate a new Chairman of the Board and certain candidates for election to the Board if practical with her equity ownership interest in the Issuer. The Reporting Person also anticipates considering new business plans for the Issuer going forward.

Item 5.  Interest in Securities of the Issuer

The percentage of the class of securities set forth below is based on 2,637,188 shares of common stock, par value $0.001, outstanding as of November 20, 2017, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2017.

(a)
The aggregate number of the class of securities beneficially owned by the Reporting Person is 426,999, and the percentage of the class of securities beneficially owned by the Reporting Person is 16.2%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 426,999 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 426,999 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	Other than as described herein, the Reporting Person has not engaged in any transaction involving the Issuer’s common stock.

(d)	Not applicable.

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 4, 2018, the Reporting Person entered into a Share Purchase Agreement (the “Share Purchase Agreement”), with Ronghua Wang pursuant to which the Reporting Person purchased from Mr. Ronghua Wang 426,999 shares of the Issuer’s common stock, par value $0.001 per share (the “Shares”), for an aggregate purchase price of $670,388.43 (the “Purchase Price”). The Share Purchase Agreement contains customary representations, warranties and covenants by the Reporting Person and Mr. Ronghua Wang, and the Reporting Person paid the Purchase Price using personal funds.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified by reference to the full text of the Share Purchase Agreement filed herewith as Exhibit 99.1.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

99.1	Share Purchase Agreement, dated June 4, 2018, by and between Waiping Liu and Ronghua Wang.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2018

/s/ Waiping Liu
Waiping Liu